FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 22, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES F, H, AND L to T NON-CUMULATIVE PREFERENCE SHARES OF US$0.01 FOR THE THREE MONTHS TO 30 SEPTEMBER 2013

The Directors have declared the specified dividends on the undernoted Series of non-cumulative preference shares of US$0.01 each, all of which are represented by American Depositary Shares, for the three months to 30 September 2013. The dividends will be paid on 30 September 2013 at the undernoted rates to holders on the register at the close of business on 13 September 2013.

Series	Dividend payable per share
Series F	US$0.478125
Series H	US$0.453125
Series L	US$0.359375
Series M	US$0.40
Series N	US$0.396875
Series P	US$0.390625
Series Q	US$0.421875
Series R	US$0.382825
Series S	US$0.4125
Series T	US$0.453125

DIVIDEND ON SERIES U NON-CUMULATIVE PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS TO 30 SEPTEMBER 2013

The Directors have declared the specified dividend on the undernoted Series of non-cumulative preference shares of US$0.01 each, for the six months to 30 September 2013. The dividend will be paid on 30 September 2013 at the undernoted rate to holders on the register at the close of business on 13 September 2013.

Series	Dividend payable per share
Series U	US$3,820

DIVIDEND ON SERIES 1 NON-CUMULATIVE CONVERTIBLE PREFERENCE SHARES OF US$0.01 FOR THE SIX MONTHS 30 SEPTEMBER 2013

The Directors have declared the specified dividend on the undernoted series of non-cumulative convertible preference shares of US$0.01 each, for the six months to 30 September 2013. The dividend will be paid on 30 September 2013 at the undernoted rate to holders on the register at the close of business on 13 September 2013.

Series	Dividend payable per share
Series 1	US$45.59

DIVIDEND ON SERIES 3 NON-CUMULATIVE PREFERENCE SHARES OF €0.01 FOR THE YEAR TO 30 SEPTEMBER 2013

The Directors have declared the specified dividend on the undernoted series of non-cumulative preference shares of €0.01 each for the year to 30 September 2013. The dividend will be paid on 30 September 2013 at the undernoted rate to holders on the register at the close of business on 13 September 2013.

Series	Dividend payable per share
Series 3	€3,545.80

DIVIDEND ON SERIES 1 NON-CUMULATIVE PREFERENCE SHARES OF £1.00 FOR THE THREE MONTHS TO 30 SEPTEMBER 2013

The Directors have declared the specified dividend on the undernoted series of non-cumulative preference shares of £1.00 each for the three months to 30 September 2013. The dividend will be paid on 30 September 2013 at the undernoted rate to holders on the register at the close of business on 13 September 2013.

Series	Dividend payable per share
Series 1	£7.159314

22 August 2013

End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 August 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary